THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE AFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.


CONVERTIBLE PROMISSORY NOTE


$ <u>$[AMOUNT]</u>   <u>[EFFECTIVE DATE]</u>
                                                                                                      Louisville, KY

   FOR VALUE RECEIVED, Pavr Solutions, LLC, a Kentucky limited liability company (the "***Company***"), promises to pay to <u>[ENTITY NAME]</u> or their assigns ("***Holder***") the principal sum of $ <u>$[AMOUNT]</u> together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

   This Note may be one of a series of convertible promissory notes (collectively, the "***Notes***") issued by the Company pursuant to the Note Purchase Agreement dated <u>[EFFECTIVE DATE]</u> (the "***Purchase Agreement***"). The Notes shall rank pari passu with each other in the right to repayment.

"***Conversion Price***" shall mean the lower of (a) 80% of the Price Per Unit, and (b) the per unit price that would result from dividing (i) $2,000,000 (for the first $100,000 invested under this Note) or $2,500,000 (for all sums over the first $100,000 invested under this Note) by (ii) the Fully Diluted Number of Units.

"***Fully Diluted Number of Units***" shall mean the number of common equivalent units of the Company outstanding determined by the sum of the outstanding shares of common units of the Company and the number of common units issuable upon conversion of all outstanding securities convertible into common units and the exercise of all stock options and warrants outstanding immediately before any such conversion (but *excluding* (a) the Notes and units issuable upon conversion of the Notes and (b) any units of Preferred Equity Securities issued in a Qualified Financing or Nonqualifying Financing (as applicable)). For the avoidance of doubt, the Fully Diluted Number of Units shall be calculated prior to the issuance of any Preferred Equity Securities and prior to the issuance of any securities issuable upon conversion of any outstanding convertible promissory notes, including the Notes.

"***Price Per Unit***" shall mean lowest price per unit of the Preferred Equity Securities sold in a Qualified Financing or Non-Qualifying Financing (as applicable) to other investors.

   1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 31, 2022 (the "***Maturity Date***"). The Company may not prepay this Note in whole or in part without the written consent of holders of the Notes representing a majority of the aggregate principal amount of all Notes then outstanding ("***Requisite Holders***"). Any prepayments shall be

1.

made pro rata among the holders of all of the Notes based on the relative outstanding principal amounts of the Notes.

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, or conversion, which interest shall be payable at the rate of eight (8%) percent per annum. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed. For the avoidance of doubt, the Company shall not be required to pay any accrued interest on the Note prior to the Maturity Date or an Event of Default. After the Maturity Date or in the Event of Default (as defined below), interest shall continue to accrue on this Note at the rate set forth above plus three percent (3%) (***"Default Interest"***) and shall be payable on demand of the Holder. However, all accrued interest on this Note shall be cancelled prior to calculating Holder's change of control payment under Section 3(c) and immediately prior to the conversion of this Note under Section 3(a) (Automatic Conversion) and Section 3(b) (Optional Conversion). Notwithstanding anything in this Note to the contrary, the interest rate charged shall not exceed the maximum rate allowable by applicable law. If any stated interest rate exceeds the maximum allowable rate, then the interest rate shall be reduced to the maximum allowable rate, and any excess payment of interest made by the Company at any time shall be applied to the unpaid balance of any outstanding principal of this Note.

3. **Conversion; Change of Control.**

(a) <u>Automatic Conversion.</u> In the event the Company consummates, prior to the Maturity Date or the closing of a Change of Control Transaction, an equity financing, in one or more closings, pursuant to which it sells Series A Preferred Units or another series of Preferred Units (the "***Preferred Equity Securities***") for an aggregate consideration of at least $1,000,000 (excluding the aggregate principal and accrued interest due on this Note and all other convertible notes then outstanding and issued by the Company) and with the principal purpose of raising capital (a "***Qualified Financing***"), then the outstanding principal balance on this Note shall automatically convert into such number of units of such Preferred Equity Securities obtained by dividing (i) the outstanding principal under this Note by (ii) the Conversion Price, rounded down to the nearest whole unit ("***Automatic Conversion***"). As a condition precedent (which may be waived by the Company) to conversion of this Note as provided for in this Section 3(a), Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a market standoff agreement, if applicable), and having the same terms as those agreements entered into by the Company and the other purchasers of the Preferred Equity Securities.

(b) <u>Holder Conversion Option.</u> The Holder of this Note shall have the right, at the Holder's option upon the closing of a Preferred Equity Securities financing occurring prior to the Maturity Date that does not constitute a Qualified Financing (a "***Non-Qualifying Financing***") to convert all of the outstanding principal amount of this Note into Preferred Units of the Company sold in the Non-Qualifying Financing. The total number of Preferred Units that the Holder would be entitled upon a conversion of such Note shall be determined by dividing (i) the outstanding principal under this Note by (ii) the Conversion Price, rounded down to the nearest whole unit

("**_Optional Conversion_**"). As a condition precedent (which may be waived by the Company) to conversion of this Note as provided for in this Section 3(b), Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Non-Qualifying Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a market standoff agreement, if applicable), and having the same terms as those agreements entered into by the Company and the other purchasers of the Preferred Equity Securities.

(c) <u>Conversion Upon Written Consent</u>. With the written consent of the Required Holders and the Company (the "**_Written Consent_**"), the entire outstanding principal amount of this Note and all of the other Notes shall be converted into such securities and on such terms as approved by the Required Holders and the Company.

(d) <u>Change of Control Payment</u>. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control transaction (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Change of Control transaction and (ii) at the closing of such Change of Control transaction, in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the Holder an aggregate amount equal to 100% of the aggregate amount of principal then outstanding under this Note in full satisfaction of the Company's obligations under this Note. For purposes of this Note, "**_Change of Control_**" transaction shall mean: (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the unitholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; _provided, however_, that a Change of Control transaction shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. **Issuance of Securities Upon Conversion.** As soon as practicable after conversion of this Note, the Company, at its expense, will cause to be issued in the name of and delivered to Holder, a certificate or certificates representing the number of fully paid and nonassessable units of equity securities to which Holder shall be entitled on such conversion. No fractional units will be issued on conversion of this Note. If Holder would otherwise be entitled to a fractional unit, Holder shall receive a cash payment equal to the applicable price per unit multiplied by the fractional unit Holder would otherwise be entitled to receive.

5. **Termination of Rights.** Whether or not this Note has been surrendered for cancellation, all rights with respect to this Note shall terminate upon the issuance of equity securities upon conversion of this Note. Notwithstanding the foregoing, Holder agrees to surrender this Note to the Company for cancellation as soon as is practicable following conversion of this Note.

6. **Maturity.** Unless this Note has been previously converted in accordance with the terms of Sections 3(a)—(c) above or satisfied in accordance with the terms of Section 3(d) above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date on demand of the Holder.

7. **Default.** If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest (in addition to Default Interest, if applicable) shall become due and payable upon the declaration of the Holder. The occurrence of any one or more of the following shall constitute an Event of Default:

(a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall default in its performance of any covenant under the Note, and such default is not cured (to the extend curable) within fifteen (15) days following written notice from Holder describing such default;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. **Governing Law.** This Note shall be governed by and construed under the laws of the Commonwealth of Kentucky, as applied to agreements among Kentucky residents, made and to be performed entirely within the Commonwealth of Kentucky, without giving effect to conflicts of laws principles.

10. **Modification; Waiver.** Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Requisite Holders; provided, however, that if any amendment or waiver affects a Holder differently and in a materially adverse manner relative to the other Note holders, the consent of Holder shall be required for such amendment or waiver.

11. **Assignment; Transfers.**

(a) <u>By Company</u>. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Holder.

(b) <u>By Holder</u>. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. **No Unitholder Rights.** This Note shall not entitle the Holder to any voting rights or any other rights as a unitholder of the Company or to any other rights except the rights stated herein.

14. **Notices.** All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be delivered in accordance with the terms of the Purchase Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[INVESTMENT DATE]___.

Investment Amount: $[AMOUNT]

COMPANY:

Pavr Solutions, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited